Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 26, 2007
Item 3	News Release The news release dated November 26, 2007 was disseminated through Marketwire.
Item 4

Summary of Material Change

Canplats Resources Corporation reported the results from the first three reverse circulation holes drilled in the Represa Zone at the newly discovered Camino Rojo project in the State of Zacatecas, Mexico.  These holes confirm the presence of a wide spread mineral system at the Represa Zone.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated November 26, 2007. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Assistant Corporate Secretary 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of November, 2007.

November 26, 2007	TSX Venture Symbol: CPQ

INITIAL DRILLING CONFIRMS OXIDE GOLD/
BASE METAL MINERALIZATION AT CAMINO ROJO

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report the results from the first three reverse circulation holes drilled in the Represa Zone at the newly discovered Camino Rojo project in the State of Zacatecas, Mexico.  These holes confirm the presence of a wide spread mineral system at the Represa Zone.

All three holes intersected significant precious metal and base metal mineralization starting from surface, and were collared from the same location but drilled in different directions. Hole CR-01 was inclined at -50 degrees to the north; CR-02 at -50 degrees to the west, and CR-03 at -50 degrees to the east.  Holes CR-01 and CR-03 were mineralized over their entire length and contained 146 meters averaging 1.10 grams per tonne gold and 147 meters averaging 1.05 grams per tonne gold, respectively.  Both of these holes ended in mineralization and will be deepened later in the program.  Further results will be released as they are received.

Hole No.	From (meters)	To (meters)	Interval * (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-01	0	146	146 **	1.10	9.71	0.29	0.25
CR-02	0	129	129	0.76	11.87	0.29	0.25
CR-03	0	147	147 **	1.05	10.87	0.38	0.27

*           True width to be determined.
**           Hole ended in mineralization

The mineralization is hosted by weak to moderately silicified, laminated siltstones and fine sandstones of the Caracol Formation. There is moderate to intense hematite alteration and localized zones with weak to moderate brecciation and fine quartz micro-veinlets.  These intersections were hosted entirely in oxide mineralization.

The ongoing test pitting program in the Represa Zone continues to enhance the results reported October 22, 2007.  Based on the new results the zone has been expanded to an area measuring 600 meters by 450 meters.  Within the Represa Zone, the zone of higher grade mineralization now measures approximately 300 meters by 200 meters.  The zone remains open to the east and west where the test pitting could not reach bedrock.

Results of the expanded induced polarization (IP) geophysical study have been received.  This work shows a distinct anomaly coinciding with the results of the mineralization defined by the test pitting program and intersected by the RC drilling at the Represa Zone.  The survey also identified a second distinct anomaly on the southwest corner of the grid.  This second anomaly measures 400 meters by 600 meters and is open to the southwest. A single drill hole has been completed to initially test this second anomaly and the results will be reported on receipt.  The overburden in the hole was approximately 10 meters (30 feet) so no test pitting is planned for the second anomaly.

Based on these initial results, the reverse circulation drill program will be extended into the New Year and the IP geophysical survey will be expanded to cover a greater area.  Two diamond drills are also scheduled to begin working on the property in the New Year.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Chihuahua, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Director, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, director, investor relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.